Exhibit 1


  Davidson Kempner Capital Management LLC Sends New Consent Solicitation Letter
                     to Sun-Times Media Group Shareholders

     NEW YORK, December 24, 2008 -- Davidson Kempner Capital Management LLC today reported that it has sent to shareholders of Sun-Times Media Group Inc. (OTC:SUTM) a letter regarding its consent solicitation to reconstitute the Sun-Times' board of directors. The full text of the letter follows:

     Dear Fellow Sun-Times Media Group Stockholder:

     With shares of Sun-Times stock trading at around 5 cents, the future of Sun-Times under the incumbent Board of Directors must be considered dire. Sun-Times has been burning $20 million of cash per quarter on average since 2006. At the current cash burn rate, we are fearful that Sun-Times may have less than 12 months of liquidity remaining. As a Sun-Times stockholder, you can determine whether the incumbent board will remain in place, or whether new, highly-qualified and independent directors are given the opportunity to turn Sun-Times around. We strongly believe that providing your consent to reconstitute the Sun-Times Board of Directors with independent directors experienced in publishing and financial restructuring is vital to the future of Sun-Times and to protecting the value of your investment.

             ASK YOURSELF, HOW CAN THE SAME BOARD THAT HAS OVERSEEN
            THE NEAR TOTAL EROSION OF STOCKHOLDER VALUE BE THE RIGHT
                     BOARD TO SHAPE THE FUTURE OF SUN-TIMES?

     The incumbent board, which in our view lacks the necessary expertise to turn Sun-Times around, wants you to continue to entrust the future of your investment to those directors who have presided over the almost complete deterioration of a once venerable franchise. We simply have no confidence that this incumbent Board, consisting primarily of ex-bankers and money managers, has the industry knowledge and restructuring skills required to rebuild Sun-Times at this critical juncture. Moreover, the present Board has provided absolutely no visibility on succession for directors Seitz, Savage and Paris, who announced their intention to resign over one month ago.

     The future of Sun-Times and the value of your investment are at stake. We believe the choice is clear. By means of the consent solicitation, you have the ability to put in place NOW a qualified Board that has the capability to save Sun-Times and restore the company. We urge you to submit your WHITE consent card today, to remove the incumbent board (other than Robert Poile) and elect independent directors who have publishing and turn-around expertise and who are committed to looking out for the best interests of ALL Sun-Times stockholders.

                        SAFEGUARD THE FUTURE OF SUN-TIMES

     The incumbent Board only recently has made public a purported "plan" for Sun-Times that does not offer clarity or specificity as to the future of the company and the future of your investment, in our view. The company's "plan" throws out generalities such as: "elimination of unprofitable products," "further cost reductions and process improvements," and "laser-like focus on areas where we have a competitive advantage." These statements do little, in our view, to counteract the very grave admission by the Board in its November 6, 2008 letter to stockholders that cost-cutting measures undertaken by them had failed to stabilize the company's cash flow and that pursuing strategic alternatives would be "difficult."

     Stockholders have every right to question whether a board that has overseen such massive deterioration in value is truly capable, at this late stage, to fix the deep-rooted operating and financial issues that plague Sun-Times. Stockholders need to exercise their right to install a reconstituted board with the capabilities and confidence to face the challenges that confront the company.

        WE BELIEVE THAT, UNLIKE THE INCUMBENT BOARD, THE NOMINEES WE ARE
              PROPOSING HAVE THE INDUSTRY AND RESTRUCTURING SKILLS NECESSARY FOR REBUILDING THE VALUE OF YOUR INVESTMENT

     The proposed reconstituted board will be comprised of completely independent nominees with deep publishing, restructuring and financial experience. We strongly believe that the highly qualified nominees we have proposed are capable of formulating a targeted strategy to rebuild the value of your investment. In our view, new leadership of this caliber is imperative for stockholder value to be enhanced and for Sun-Times to avoid potential bankruptcy over the next 12 months.

     On the basis of discussions with our nominees, we have suggested a three-pronged approach to resuscitate Sun-Times:

     o Arrest cash burn - stop the negative free cash flow by reducing Sun-Times' operating footprint and being more bold in reducing overheads, including pursuit of joint-venture opportunities to outsource certain functions such as printing, distribution, accounting, information technology and human resources. In our view, Sun-Times should continue to focus on the core competencies of news gathering and local advertising sales with attention paid to optimized pricing and leveraging the network of approximately 70 community newspapers.

     o Resolve IRS claim - the incumbent board has been unable to resolve the $600 million claim from the IRS, which we believe requires urgent action. Until this claim is resolved, it will continue to significantly depress the value of Sun-Times stock. Sun-Times must engage the new administration to mitigate or otherwise resolve this claim in order to unlock value for stockholders. As part of this initiative, we expect the reconstituted Board to enlist specialist advisors to assist in this effort.

     o Reposition the company - Sun-Times has not taken full advantage of its most valuable assets: its brand, its reach, and its people. Sun-Times needs to strategically reposition itself from a collection of newspapers to a portfolio of vibrant news brands. A range of opportunities exist to extend the franchise in community newspapers, internet publishing, and online community networks and to monetize these channels including audio and video technologies, mobile, search, business directories, behavioral and geographic targeting and self-service advertising.

                 IT IS TIME FOR A CHANGE IN SUN-TIMES LEADERSHIP

     Time is of the essence for Sun-Times and the future of your investment. We urge you to sign, date and return the WHITE consent card TODAY.

     Thank you for your support.

     DAVIDSON KEMPNER CAPITAL MANAGEMENT LLC

If stockholders have any questions, or need assistance in providing their consent, please call Innisfree M&A Incorporated toll-free at (888) 750-5834. (Banks and brokers may call collect at (212) 750-5833).

                                       ###

Press Contact:
Robert Siegfried
Kekst and Company
212-521-4800